AMENDMENT

SS 11/17/06

06001808

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AB 2/27/06

Rec'd 1/18/06

JAN 18 2006

BRANCH OF REGISTRATIONS AND EXAMINATIONS

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-37375

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hanson-Imperatore Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Maple Avenue
(No. and Street)

Morristown	NJ	07960
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah Hanson-Imperatore — 973-292-9595 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tobin & Collins, C.P.A., P.A.
(Name – *if individual, state last, first, middle name*)

75 Essex Street, Suite 200	Hackensack	NJ	07601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

VH 3/10/06

OATH OR AFFIRMATION

I, Deborah Hanson-Imperatore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hanson-Imperatore Securities, Inc., as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

ZAIDA M. WALKER
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires May 20, 2009
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANSON-IMPERATORE SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1
Of The Securities and Exchange Commission
June 30, 2005

Net Capital:		
Total stockholder's equity	$	160,162
Haircut on Securities - Stocks		(849)
Net capital	$	159,313
Aggregate Indebtedness –		
Accounts payable	$	6,850
Corporate income taxes payable		3,923
Total Aggregate Indebtedness	$	10,773
Computation of Basic Net Capital Requirements:		
Minimum net capital required (see Note A below)	$	5,000
Excess Net Capital	$	154,313
Ratio: Aggregate Indebtedness to Net Capital		.07 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of June 30, 2005):		
Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$	154,504
Allowable assets erroneously reported as non-allowable		5,658
Haircut not reported on focus report		(849)
Net Capital per above	$	159,313

Note A:

Hanson-Imperatore Securities, Inc. is in compliance with The Securities and Exchange Commission Regulation 240.15c3-1 (a) (2) (vi) and, as such, has a minimum net worth requirement of $5,000.

See independent auditors' report.